UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of the REFAP refinery

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Rio de Janeiro, October 01, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 01/19/2021, informs that it has finalized without success the negotiations with Ultrapar Participações S.A. (Ultrapar) for the sale of Alberto Pasqualini Refinery (REFAP), in Rio Grande do Sul.

Despite the efforts made by both companies in this process, certain critical conditions were not met for an agreement and the decision was made to close the negotiations in progress, with no penalties for either party.

As a result, Petrobras will timely start a new competitive process for this refinery.

The competitive processes for the sale of the Gabriel Passos Refinery (REGAP), in Minas Gerais, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR), in Ceará, and the Unidade de Industrialização do Xisto (SIX), in Paraná, are still underway aiming for the signing of the purchase and sale agreements. The Landulpho Alves (RLAM) and Isaac Sabbá (REMAN) refineries have already had their purchase and sale agreements signed.

Petrobras reinforces its commitment to comprehensive transparency of its divestment projects and portfolio management and informs that the subsequent stages of the projects in progress will be disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer